
Mail Stop 3720

January 31, 2008

Via U.S. Mail and Fax
Mr. Paul R. Arena
Chief Executive Officer
i2 Telecom International, Inc.
5070 Old Ellis Pointe
Suite 110
Roswell, GA 30076

> RE:　**i2 Telecom International, Inc.**
> **Forms 10-KSB and 10-KSB/A for the fiscal year ended December 31, 2006**
> **Filed April 2, 2007 and August 23, 2007, respectively, and**
> **Forms 10-QSB/A for the quarters ended June 30, 2007 and September 30, 2007**
> **Filed August 23, 2007 and November 14, 2007**
> **File No. 0-27704**

Dear Mr. Arena:

　　We have reviewed your supplemental response letter dated January 7, 2008 as well as the above referenced filings and have the following comments. As noted in our comment letter dated December 14, 2007, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-KSB for the year ending December 31, 2006

Note 3. Intangible Assets, page 49

1. We note your response to prior comment 1. We do not believe the legal protections provided by a patent, pending or otherwise, necessarily establish an indefinite useful life for an intangible asset. Your analysis has not shown that the pending patents extend indefinitely the life of the described technologies beyond their expected contributions to the cash flows of your company. Therefore, we resubmit our previous comment and ask that you provide an analysis of all pertinent factors that should be considered in determining the useful life of an intangible asset, such as those in paragraph 11 of SFAS 142.

<u>Form 10-QSB for the quarterly period ended September 30, 2007</u>

2. Regarding your response to comment 3, please update us regarding the repayment status of each of your notes payable identified in Note 2 of your September 30 Form 10-Q. If you are in default on certain notes, we believe this would be material information that should be clearly disclosed in investors in a timely fashion along with management's specific plans for resolving your repayment obligations.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides all requested information. Please file your response letter on EDGAR. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director